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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION
MAR 1 2007
WASH. D.C. 213

SEC FILE NUMBER
8-52486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partner Connections, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 South Kraemer Blvd., suite 200
(No. and Street)

Brea (City) CA (State) 92821-6790 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Little (650) 333-0143
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy + Pindroh, LLP
(Name – *if individual, state last, first, middle name*)

100 East Corson Street (Address), Ste. 200 Pasadena (City), CA (State) 91103-3841 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Little, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partner Connections, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
~~County of Santa Clara } ss.~~

Subscribed and sworn to (affirmed) before me on:
this 28 day of FEBRUARY, 20 07
by WILLIAM LITTLE
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary) Notary Public

Signature

Member, CEO
Title

PAUL J. KIEFER
COMM. # 1580098
NOTARY PUBLIC-CALIFORNIA
SANTA CLARA COUNTY
MY COMMISSION EXPIRES
MAY 19, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Partner Connections, LLC

Financial Statements

December 31, 2006

(with Independent Auditors' Report Thereon)

Partner Connections, LLC

INDEX TO FINANCIAL STATEMENTS

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members'
Partner Connections, LLC
Brea, CA

We have audited the accompanying balance sheet of Partner Connections, LLC (an Oregon Limited Liability Company) as of December 31, 2006, and the related statements of loss, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partner Connections, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules I-III on pages 8-10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 3 and 4 to the financial statements, the Company's significant operating losses and the uncertainty regarding litigation matters raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 16, 2007

Partner Connections, LLC
BALANCE SHEET
December 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 49,066
Short-term securities held	25,710
TOTAL CURRENT ASSETS	74,776
PROPERTY AND EQUIPMENT	
Furniture and fixtures	1,343
Less: Accumulated depreciation	(1,166)
Property & Equipment, net	177
TOTAL ASSETS	$ 74,953

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 67,043
TOTAL CURRENT LIABILITIES	67,043
MEMBERS' EQUITY	
Members' Equity	7,910
TOTAL MEMBERS' EQUITY	7,910
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 74,953

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF LOSS
For Year Ended December 31, 2006

Revenue	
Interest income	$ 1,163
Total Revenue	1,163
Expenses	
Computer	4,885
Depreciation	100
Insurance	308
Licenses	1,480
Miscellaneous	1,523
Office supplies	2,177
Other expenses	5,201
Outside services	43,042
Postage	1,560
Professional fees	531,910
Rent	783
Telephone	2,177
Training	235
Travel	11,858
Total Expenses	607,239
Net Loss	$ (606,076)

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(606,076)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation		100
Change in:		
Short-term securities held		(25,710)
Prepaid expenses		6,909
Deposits		500
Accounts payable		54,778
Net Cash Used in Operating Activities		(569,499)
CASH FLOW FROM FINANCING ACTIVITIES		
Members' contributions		510,000
Net Cash Provided by Financing Activities		510,000
NET DECREASE IN CASH DURING THE YEAR		(59,499)
CASH, BEGINNING OF PERIOD		108,565
CASH, END OF PERIOD	$	49,066

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Partner Connections, LLC (the Company) is formed under the laws of the State of Oregon. The Company provides marketing programs and seminars for tax and accounting professionals nationwide. The Company is registered as an override broker-dealer with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC). The Company is not authorized to handle securities transactions. All security transactions go through other broker dealers. The Company does not carry customer accounts.

Historically, the Company's revenue has been derived principally from business with one customer. The Company is currently involved in litigation with that customer (See Notes 3 and 4) and has decided not to pursue further business opportunities until the litigation is settled.

Revenue Recognition

Commission income, referral fees and brokerage income is recorded at the time the transaction is executed and the income can be reasonably be determined. Revenue generated from reimbursed expenses is recognized when the reimbursable expense has been incurred.

Income Taxes

Partner Connections, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Property and Equipment

The Company's policy is to capitalize assets when the useful life is greater than one year and the acquisition cost meets the capitalization threshold of $2,000. Property and equipment are carried at cost. Depreciation is calculated on the straight-line basis over their estimated useful lives of 7 years. Repairs and maintenance are charged to expense as incurred, while improvements and betterments that extend the useful life of the assets are capitalized. Upon retirement or disposal, the related cost and accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reflected in the statement of operations. Depreciation expense for the year ended December 31, 2006 was $100.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period. Actual results may differ from these estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Payable

At December 31, 2006, two vendors account for approximately 85% of the Company's accounts payable.

2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2006, the Company had net capital, as defined, of $7,733, which exceeded the statutory requirement of $5,000 by $2,733.

Subsequent to December 31, 2006, the Company went under the minimum net capital requirement due to the outcome of certain dispute resolutions discussed in Note 3.

3. CONTINGENCIES

Litigations

The Company is currently a party to a number of legal actions involving a customer and a former member. Subsequent to December 31, 2006, the outcome from certain dispute resolutions indicated awards against the Company of approximately $185,000. There are additional pending claims against the Company. Additionally, certain significant requests made by the Company were denied.

4. GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss for the year ended December 31, 2006, of $606,076. This factor, and the fact that the Company is not pursuing other business opportunities until all pending litigation is settled create an uncertainty about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon the outcome of certain litigation and the ability of the Company to generate cash flow.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Partner Connections, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2006

Net Capital	
Members' Equity	$ 7,910
Total members' equity qualified for net capital	7,910
Total capital and allowable subordinated borrowings	7,910
Deductions and/or charges:	
Nonallowable assets:	
Furniture and fixtures	177
Net Capital	$ 7,733
Aggregate indebtedness	
Items included in balance sheet	
Accounts payable	$ 67,043
Total aggregate indebtedness	$ 67,043
Computation of net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 2,733
Excess net capital at 1,000%	$ 1,028
Percentage of aggregate indebtedness	866.97 %

The audited net capital computation under Rule 15c3-1 is in agreement with unaudited net capital computation numbers in Part IIA. SEC Rule 17a-5(d)(4).

See Independent Auditors' Report

Partner Connections, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

A computation of reserve requirements is not applicable to Partner Connections, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See Independent Auditors' Report

Partner Connections, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

Information relating to possession or control requirements is not applicable to Partner Connections, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2).

END